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                              February 12, 2021

       Peng Shen
       Chief Executive Officer
       Waterdrop Inc.
       Block C, Wangjing Science and Technology Park
       No. 2 Lize Zhonger Road, Chaoyang District, Beijing
       People   s Republic of China

                                                        Re: Waterdrop Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
29, 2021
                                                            CIK No. 0001823986

       Dear Mr. Shen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted January 29,
2021

       Risk Factors
       We face uncertainties relating to the change in the regulatory regime, page 20

   1. We note your disclosure that the CBIRC published the Regulatory Measures for Online
                                                        Insurance Business,
which became effective on February 1, 2021. Please revise to clarify if you are considered
an insurance institution and/or the risks applicable to your business related to the rules.
Please also clarify how these rules apply to your business under
                                                        "Regulation," at page
139.
 Peng Shen
FirstName
Waterdrop LastNamePeng Shen
          Inc.
Comapany12,
February  NameWaterdrop
            2021        Inc.
February
Page 2 12, 2021 Page 2
FirstName LastName
Key Factors Affecting Our Results of Operations
Expansion of consumer base, page 86

2. We acknowledge the tabular disclosure added on page 86 in response to prior comment
         12. Please address the following:
             On page 11 you disclose that gross written premiums (GWP) includes first year premiums (FYP) and renewal premiums where applicable. In the fourth paragraph of this disclosure you indicate that renewals or repurchases by existing consumers contributed to FYP growth. Please revise your disclosure to clarify what is included in FYP.
             If policy renewals are included in FYP and, from your responses to prior comments
             14 and 16 that the vast majority of your business relates to short-term policies, tell us why FYP is a meaningful metric as compared to gross written premiums (GWPs)
             underlying your commissions.
             If policy renewals are excluded from FYP, tell us how FYP on a standalone basis
             (i.e., without separate disclosure of GWP) provides any meaningful information about renewal/retention rates.
             Although you may not track renewal/retention rates by source, revise your disclosure to present and discuss your overall renewal/retention rates or tell us why such disclosure is not warranted. In this regard, it appears that business from policyholders already familiar with your platform and services could, at least in part, be indicative of platform acceptance and future growth. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating revenue, net, page 88

3. In order to provide greater transparency with regard to the expansion of your consumer base, first year premium (FYP) growth and customer retention, please disaggregate short-
         term insurance brokerage income and long-term insurance brokerage income between new customers (no prior insurance policies underwritten by your insurance company partners for which you have received a commission) and returning customers. Jury Trial Waiver, page 191

4. We note your response to comment seven. Please revise this section to also include your added disclosure from page 62, that investors cannot waive compliance with the securities laws and rules and regulations promulgated thereunder.
Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-20

5. We note that the promotional rewards given to your users as disclosed in the table on page
         91 in response to prior comment 8 are not trivial. Please reclassify these rewards as a
 Peng Shen
Waterdrop Inc.
February 12, 2021
Page 3
         reduction to revenue under ASC 606-10-32-25 or explain to us why this accounting is not warranted. In your response elaborate on the nature of these rewards to substantiate your classification.
6. We are still considering your response to prior comment 14 and may have additional comments.
Contract assets, page F-23

7. We acknowledge your response to prior comment 16. Please tell us why you reflect a non-current contract assets balance on your interim balance sheet at September 30, 2020 on page F-55 but do not appear to present such a balance at December 31, 2019 when it appears from your response that RMB 11.8 million of commissions at that date may be received after one year.
        You may contact Mark Brunhofer at (202) 551-3638 or Michelle Miller at
(202) 551-
3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.



FirstName LastNamePeng Shen                                  Sincerely,
Comapany NameWaterdrop Inc.
                                                             Division of
Corporation Finance
February 12, 2021 Page 3                                     Office of Finance
FirstName LastName